July 12, 2013

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom Mr. Scott Anderegg

Re:	Request for Acceleration of Effectiveness of NRG Yield, Inc. Registration Statement on Form S-1 (File No. 333-189148) initially filed on June 6, 2013

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of NRG Yield, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-189148) (as amended, the “Registration Statement”), relating to a public offering of shares of the Registrant’s Class A common stock, par value $0.01 per share, so that the Registration Statement may be declared effective on Tuesday, July 16, 2013, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. The undersigned, as the Representative of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed approximately 5,024 copies of the preliminary prospectus issued July 8, 2013 through the date hereof, to underwriters, dealers, institutions and others.

The undersigned, as Representative of the underwriters, hereby represents on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

(Signature page follows)

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

For itself and as Representative of the other underwriters

By:	/s/ Richard Diaz
Name:	Richard Diaz
Title:	Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]